Commission File Number 001-31914

EXHIBIT 99.1

Announcement on the Resolutions of the Twenty-Eighth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The twenty-eighth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 23, 2023 in Beijing. The directors were notified of the Meeting by way of a written notice dated August 8, 2022. All of the Company’s eight directors attended the Meeting. The following directors attended the Meeting in person, including Bai Tao, chairman and executive director of the Company, Li Mingguang, executive director of the Company, Wang Junhui and Zhuo Meijuan, non-executive directors of the Company, and Huang Yiping and Chen Jie, independent directors of the Company. Lam Chi Kuen and Zhai Haitao, independent directors of the Company, attended the Meeting by way of video conference. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by chairman Mr. Bai Tao. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2023

The Board reviewed and passed the Proposal regarding the Interim Financial Reports for the First Half of 2023, which include the financial statements for the first half of 2023 prepared in accordance with PRC GAAP, the financial statements for the first half of 2023 prepared in accordance with IFRS, the report on changes in accounting estimates for the first half of 2023, information on the difference between the financial statements for the first half of 2023 prepared in accordance with PRC GAAP and the IFRS and the solvency report for the first half of 2023. The independent directors gave their independent opinions and agreed on changes in the accounting estimates for the first half of 2023. Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details with respect to the changes in accounting estimates.

Voting result: 8 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2023 and the H Shares Interim Report of the Company for the First Half of 2023

Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 8 for, 0 against, with no abstention

3.	The Proposal regarding Results of Performance Evaluation of the Company for the year of 2022

Voting result: 8 for, 0 against, with no abstention

4.	The Proposal regarding the Company’s Budget for Investment in Fixed Assets for the year of 2023

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

5.	The Proposal regarding the Plan of and Authorization for the Company’s Investment in Self-Use Real Estate for the year of 2023

Voting result: 8 for, 0 against, with no abstention

6.	The Proposal regarding Revising the Rules of Comprehensive Risk Management of the Company and the Measures for Credit Risk Management of the Company

Voting result: 8 for, 0 against, with no abstention

7.	The Proposal regarding Revising the Measures for Strategic Risk Management of the Company

Voting result: 8 for, 0 against, with no abstention

8.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2023

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 23, 2023